UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of
1934 (Amendment No: 5)*

Film Roman Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

317234102
(CUSIP Number)

September 16, 2003
(Date of Event Which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.      317234102    13G  Page  2 of  3   Pages


1  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON

Pecks Management Partners Ltd.         113015963



2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)
     (a)
     (b)
Not applicable


3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

New York


5  SOLE VOTING POWER

0

6  SHARED VOTING POWER

Not applicable


7 SOLE DISPOSITIVE POWER

0


8 SHARED DISPOSITIVE POWER

Not applicable


9  AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON

0


10 CHECK BOX IF THE AGGREGATE
AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE
INSTRUCTIONS)
[  ]
Not applicable


11  PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW 9

0%


12 TYPE OF REPORTING PERSON (SEE
INSTRUCTIONS)

IA


Page 3 of 3

Item 1(a):Name of Issuer:

Film Roman, Inc


Item 1(b):Address of Issuer's Principal Executive
          Offices:

12020 Chandler Boulevard
North Hollywood, CA  91607


Item 2(a) Name of Person Filing

Pecks Management Partners Ltd.


Item 2(b):Address of Principal Business Office:

One Rockefeller Plaza, Suite 900, New York, NY 10020


Item 2(c):Citizenship:

New York


Item 2(d):Title of Class of Securities:

Common Stock


Item 2(e):CUSIP Number:

317234102


Item 3:   If the reporting person is an
investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E), check this box.  [X]


Item 4: Ownership:

Not applicable


Item 5:Ownership of Five Percent or Less of a
Class:

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]


Item 6: Ownership of More than Five Percent on
Behalf of Another Person:

Not Applicable


Item 7:Identification and Classification of
The Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:

Not applicable.


Item 8: Identification and
Classification of Members
of the Group:

Not applicable.


Item 9 Notice of Dissolution of Group:

Notapplicable.


Item 10:  Certification:

Inasmuch as the reporting person is no
longer the beneficial owner of more than five percent of the number of shares outstanding of the issuer of the securities referenced herein, the reporting person has no further reporting obligation under Section 13(d) of the Act with respect to such issuer.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 26, 2003



By:/s/ Robert J. Cresci
Name: Robert J. Cresci
Title: Managing Director